FOR IMMEDIATE RELEASE
Feb. 20, 2025

Northwest pet food company rapidly expanding, changes name, launches public stock offering

A fast-growing, Portland fresh pet food company is transforming its business this year with a new corporate name and plans for a public investment offering to propel more growth.

Neighbor Pet Food, formerly known as Fetch, rebranded to its new name in February to reflect its founding as a Northwest company with a dedication to offer locally produced pet food for nearby customers and their pets.

 "We are making a commitment to the holistic well-being of the entire family, including the emotional wellness of pets and their people," said Audry Henniger, the newly named president of the company started in Portland in 2020.

Neighbor Pet Food grew rapidly in 2024 from its base of home delivery subscriptions to now being sold in more than 70 retail locations ranging from Bend and Eugene to Portland and Seattle. The company has plans to expand beyond the Pacific Northwest region later this year.

Henniger said the increasing sales has prompted expansion of production facilities in Portland and the hiring of the company's first CFO.

The Founder and CEO of Neighbor Pet Food, Paul Mardesich, said the company's board recently approved a public investment offering to generate seed capital for further growth. Until now, Neighbor Pet Food has been financed by the founders and private investors with expertise in the pet food industry and consumer products. "We have a unique opportunity to have Neighbor Pet Food be owned by pet parents for pets," Mardesich said. "This will truly be a local Northwest company owned by your friends and neighbors."

Henniger said Neighbor Pet Food will soon be expanding into different recipes of dog and cat food offerings. She said the offerings specially formulated by local chefs should be appealing to a wide variety of dogs and cats.

Mardesich, who has a long career of successful startup businesses, said he and his wife, Mary, want Neighbor Pet Food to be recognized as the leading local pet food option, and they want to use the company's financial success to support local pet rescue organizations.

